VOICE & WIRELESS CORPORATION

Suite 654 – Interchange Tower

600 South Hwy. 169

Minneapolis, Minnesota 55426

January 31, 2002

Mr. Mike Nakonechny

114 South Pine Street

Elverson, PA 19520

Dear Mike,

It is with regret that the Board accepts your resignation as director and as the Chairman of Voice & Wireless Corporation. The eight years of advice and direction that you have provided myself and the other members of the Board will be missed. I will stay in touch and the Board and I wish you and Barbara all of the best.

Sincerely,

Mark Haggerty

Exhibit 1